UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported)   **October 9, 2002 (October 8, 2002)**

VANGUARD HEALTH SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**333-71934**	**62-1698183**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

20 Burton Hills Boulevard, Suite 100, Nashville, Tennessee	**37215**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, including area code   **(615) 665-6000**

Item 5. Other Events and Regulation FD Disclosure.

On October 8, 2002, Vanguard Health Systems, Inc. ("Vanguard") and Baptist Health System ("BHS") entered into a definitive Purchase and Sale Agreement (the "Purchase Agreement") pursuant to which Vanguard will acquire BHS' five acute care hospitals aggregating 1,543 licensed beds in San Antonio, Texas (Baptist Medical Center, North Central Baptist Hospital, Northeast Baptist Hospital, Southeast Baptist Hospital and St. Luke's Baptist Hospital) and BHS' related health care businesses in San Antonio and surrounding areas of south Texas. Vanguard's purchase price for the assets will be $295 million, payable $247 million in cash and $48 million (the "Non-Cash Consideration") in Vanguard equity and subordinated debt securities. The purchase price is subject to an adjustment up or down based upon changes in the level of BHS' working capital during the period prior to the closing date and an upward adjustment related to the cost of capital expenditures (up to $3,500,000 for certain designated repairs plus such additional capital expenditures as may be approved by Vanguard) that may be made by BHS prior to the closing date. The assets to be acquired will include BHS' working capital and, in connection with such purchase, Vanguard will assume certain of BHS' current liabilities as of the closing date related to the assets purchased.

The Non-Cash Consideration will include (i) $30 million of Vanguard's Payable In Kind Cumulative Redeemable Convertible Preferred Stock, Series B (the "Pik Preferred"), to be issued pursuant to an instrument named "Certificate of Designations, Preferences and Rights of Payable in Kind Cumulative Redeemable Convertible Preferred Stock, Series B" (the "Preferred Stock Designations") substantially in the form of the instrument attached as Exhibit 10.2 to this report; (ii) $17,641,800 of Vanguard's convertible subordinated notes, to be issued pursuant to an instrument named "8.18% Convertible Subordinated Note due 2012" (the "Subordinated Note") substantially in the form of Exhibit 10.3 to this report; and (iii) 19.9% of the shares of the Vanguard subsidiary (the "Joint Venture Corporation") which will be the general partner owning a 2% partnership interest in the Vanguard limited partnership which at closing will own and operate the purchased assets, such shares being valued by Vanguard at $358,200. The Pik Preferred (i) pays a cash dividend of 6.25% provided at Vanguard's option for eight years after issuance, such dividend may be paid in additional shares of Pik Preferred; (ii) must be redeemed by Vanguard on January 31, 2015 or earlier upon a change of control of Vanguard; and (iii) is convertible at any time into shares of Vanguard's common stock at a $3,500 per share conversion price. The Subordinated Note (i) provides for annual interest payments at a 8.18% interest rate; (ii) provides that its principal amount is all due on the tenth anniversary of the closing of the transaction provided that the Note is payable earlier upon a change of control of Vanguard; (iii) is not redeemable by Vanguard for its first five years and then provides for redemption premiums of 102% and 101% of the outstanding principal amount commencing on the fifth and sixth anniversaries, respectively, of the date of closing of the transaction, with redemption thereafter being available at par; and (iv) is convertible at any time into shares of Vanguard's common stock at a $3,500 per share conversion price.

In the Purchase Agreement, Vanguard has agreed during the first six years after closing of this transaction to expend, or commit to expend in a binding contract, not less than $200 million for capital expenditures in respect of the acquired businesses in the San Antonio metropolitan area, with $75 million of such capital expenditures required during the first two years after closing. Vanguard has also agreed to maintain the five acquired hospitals and certain core services for seven years after the transaction is consummated; to maintain and expand through new initiatives the Baptist mission and approach to health care that BHS has historically used in its operations of the facilities; and to maintain the historical, annual level of BHS' charity care to indigent and low-income patients for at least seven years after the transaction is consummated, subject to adjustment upward if the adjusted patients days of the hospitals should increase.

Vanguard has also agreed in the Purchase Agreement that BHS shall be entitled to designate three of the seven members of the Board of Directors of the Joint Venture Corporation that will be the sole general partner of the limited partnership that will own the acquired assets after closing (the "San Antonio Partnership"). In addition, pursuant to an Agreement Between the Shareholders of the Joint Venture Corporation (the "Shareholders Agreement"), substantially in the form of the instrument attached as Exhibit 10.4 to this report, Vanguard has agreed that it will not allow certain designated "Major Decisions" in respect of the acquired health care facilities to occur without the approval of BHS. Such Major Decisions include large purchases or sales of assets by the Joint Venture Corporation or the San Antonio Partnership, the closure of the hospitals owned by the San Antonio Partnership, a change in the charity care, abortion or sterilization policies of the acquired hospitals or issuances of additional shares by the Joint Venture Corporation or additional partnership interests by the San Antonio Partnership. BHS loses its ability to participate in such Major Decisions if it should sell down the $48 million Non-Cash Consideration to a level below $17.6 million. In addition, pursuant to a License Agreement (the "License Agreement"), substantially in the form of the instrument attached as Exhibit 10.5 to this report, BHS gives Vanguard a perpetual, paid-up license to use the name "Baptist", and derivatives thereof, in the operation of the health care assets purchased, subject to BHS' right to terminate the license (i) if Vanguard should breach its post-closing covenants under the Purchase Agreement or the Shareholders Agreement or (ii) if BHS reasonably determines that the actions of Vanguard or its affiliates are likely to compromise the integrity or the ongoing business or reputation of BHS.

The Board of Directors of Vanguard, the Board of Trustees of BHS and the members of BHS have each approved the transaction. The consummation of the transaction contemplated by the Purchase Agreement is subject to certain customary conditions, including receipt of all necessary regulatory approvals and licenses, clearance under federal and state antitrust laws and review by the Attorney General of Texas under Texas law on the sale of assets by non-profit corporations. The transaction is also conditioned upon BHS' receipt of approval of this transaction from the Baptist General Convention of Texas. The transaction is expected to be completed in calendar 2002.

Vanguard's financing for the cash portion of the purchase price will consist of available funds, the proceeds of private sales of its common stock to existing shareholders and borrowings under an expanded credit facility. Vanguard expects to expand its current $125 million revolving loan facility by adding a term loan facility to the current facility allowing Vanguard to borrow at the closing up to $200 million in term loans. Bank of America, N.A. has agreed to underwrite and arrange the new term loan facility, subject to customary conditions, including, without limitation, that there has been no material adverse change in Vanguard's financial condition prior to closing and no material disruption or material adverse change to the syndication market for loans similar in nature to the term loans to be provided.

The lenders to Vanguard's current revolving loan facility have approved an amendment thereto (First Amendment to Credit Agreement dated as of October 8, 2002) consenting to Vanguard's acquisition of the BHS health care assets, Vanguard's issuance of the Non-Cash Consideration at the closing of the transaction and certain changes to the covenants and other provisions set forth in the credit facility, to enable Vanguard to honor its post-closing covenants in the Purchase Agreement and otherwise have the ability to properly operate all of its health care facilities after consummation of the transaction. Although it has been executed, the effectiveness of the First Amendment to Credit Agreement is subject to the closing of the transaction in the manner described in this report and other customary conditions as well as the condition that Vanguard shall have raised $50 million in private sales of its common stock to its existing stockholders.

The foregoing description of the Purchase Agreement, the Preferred Stock Designations, the Subordinated Note, the Shareholders Agreement, the License Agreement and the First Amendment to the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to copies of these instruments which are filed as Exhibits to this report. In addition, on October 8, 2002, Vanguard and BHS issued the joint press release about the proposed transaction which is attached as Exhibit 99.1 to this report.

Item 7.   **Financial Statements and Exhibits.**

      (c)   Exhibits.

          10.1   Purchase and Sale Agreement, dated as of October 8, 2002, by and among Baptist Health System, VHS San Antonio Partners, L.P. and Vanguard Health Systems, Inc.

          10.2   Form of Certificate of Designations, Preferences and Rights of Payable in Kind Cumulative Redeemable Convertible Preferred Stock, Series B, of Vanguard Health Systems, Inc.

          10.3   Form of 8.18% Convertible Subordinated Note due 2012 of Vanguard Health Systems, Inc.

          10.4   Form of Agreement Between the Shareholders of VHS Acquisition Subsidiary Number 5, Inc.

          10.5   Form of License Agreement between Baptist Health System and VHS San Antonio Partners, L.P.

          10.6   First Amendment to Credit Agreement, dated as of October 8, 2002, among Vanguard Health Systems, Inc., as Borrower, Bank of America, N.A., as Administrative Agent, and the lenders parties thereto.

          99.1   Joint Press Release of Vanguard Health Systems, Inc. and Baptist Health System dated October 8, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: October 9, 2002   **VANGUARD HEALTH SYSTEMS, INC.**
                                                                           (Registrant)

                                                          BY: */s/ Ronald P. Soltman*
                                                                  Ronald P. Soltman
                                                                  Executive Vice President

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VANGUARD HEALTH SYSTEMS, INC.
EXHIBIT INDEX

Exhibit No.	Subject Matter
10.1	Purchase and Sale Agreement, dated as of October 8, 2002, by and among Baptist Health System, VHS San Antonio Partners, L.P. and Vanguard Health Systems, Inc.
10.2	Form of Certificate of Designations, Preferences and Rights of Payable in Kind Cumulative Redeemable Convertible Preferred Stock, Series B, of Vanguard Health Systems, Inc.
10.3	Form of 8.18% Convertible Subordinated Note due 2012 of Vanguard Health Systems, Inc.
10.4	Form of Agreement Between the Shareholders of VHS Acquisition Subsidiary Number 5, Inc.
10.5	Form of License Agreement between Baptist Health System and VHS San Antonio Partners, L.P.
10.6	First Amendment to Credit Agreement, dated as of October 8, 2002, among Vanguard Health Systems, Inc., as Borrower, Bank of America, N.A., as Administrative Agent, and the lenders parties thereto.
99.1	Joint Press Release of Vanguard Health Systems, Inc. and Baptist Health System dated October 8, 2002.

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